Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. REPORTS FINANCIAL RESULTS FOR THE FIRST NINE MONTHS AND THIRD QUARTER OF 2006 AND ANNOUNCES ENTERING INTO AN AGREEMENT FOR THE SALE OF ITS HOLDINGS IN YURAVISION CO. LTD.

Nine Month Highlights

	September 30 ( U.S. dollars in thousands)
	2006	2005

Net Sales	$12,284	$12,092
Net Loss	$5,804	$636
Net Income (Loss) before amortization, stock based compensation and discontinued operation	$(4,139)	$253

        Yoqneam, Israel, December 7, 2006 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), a leading provider of automatic optical inspection and quality non-destructive ultrasound inspection systems, today announced its consolidated financial results for the first nine months of 2006 and third quarter ended September 30, 2006.

Financial Results

        Revenues for the first nine months of 2006 were $12,284,000, an increase of approximately 1.6% compared with $12,092,000 in the first nine months of 2005. Revenues for the third quarter of 2006 were $3,061,000 a decrease of approximately 21% compared with $3,862,000 in the third quarter of 2005.

        Revenues for the first nine months and for the third quarter of 2006 from the sale of Automatic Optical Inspection systems and services were $5,391,000 and $1,208,000 respectively, compared with $5,392,000 and $2,652,000 for the same periods in 2005. Revenues for the first Nine months and for the third quarter of 2006 from the sale of non-destructive ultrasound inspection systems and services were $6,893,000 and $1,853,000 respectively, compared with $6,700,000 and $1,210,000 for the same periods in 2005.

        Net loss for the first nine months of 2006 was $5,804,000, or $0.203 per share, compared to a net loss of $636,000, or $0.024 per share, for the same period of 2005. Net loss for the third quarter of 2006 was $4,373,000, or $0.148 per share, compared to a net loss of $296,000, or $0.011 per share, for the third quarter of 2005.

        Excluding amortization related to acquisitions, stock based compensation and discontinued operation, the Company recorded a net loss of $3,415,000 in the third quarter of 2006, compared with a net loss of $33,000 in the third quarter of 2005.

        In addition, EVS recently entered into an agreement to sell all of its holdings in Yuravision Co. Ltd., which represent 51% of Yuravision’s share capital, and all of the outstanding debt owed to EVS by Yuravision. The purchase price for the shares and the debt, will be paid in a number of installments. The consummation of the transaction is subject to certain closing conditions and is expected to take place by the end of December. This sale will result in a loss of $501,000.

Comments of Management

Commenting on this latest financial report, Mr. David Gal EVS’s Chairman said: “This quarter we had certain circumstances which affected our results, including the previously reported termination of the sale by ScanMaster (EVS’s fully owned subsidiary) of two ultrasonic testing cars by the Indian Ministry of Railways, which resulted in recording $1.9 million in losses and recording one time expenses in an amount of $0.2 million as a result of the previously reported Company reorganization plan which was approved in October by our Board of Directors. We are confident that focusing on our core business and completing the reorganization plan will allow us to improve our financial results in the coming quarters.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Safe Harbor:
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs.co.il

Contact:

Yaky Yanay, VP Finance and CFO
972-4-993-6418
yaky@evs.co.il

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

	Sep-30		Dec-31
	2006	2005	2005
	U.S. dollars in thousands (except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	276	679	710
Restricted deposit (short term)	1,820	1,750	1,810
Accounts receivable:
Trade	3,077	2,294	3,355
Other	1,054	1,152	1,147
Inventories	3,829	6,046	4,559
Assets held for sale	1,992	2,368	2,645

Total current assets	12,048	14,289	14,226

LONG-TERM RECEIVABLES:

Severance pay fund	1,865	1,592	1,633
Other long-term receivables	140	104	107

Total long-term receivables	2,005	1,696	1,740

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	491	549	535

OTHER ASSETS AND DEFERRED CHARGES -
net of accumulated amortization:
Goodwill	2,363	2,421	2,359
Other intangible assets	4,265	3,295	3,204
Deferred charges	-	343	-

	6,628	6,059	5,563

Total assets	21,172	22,593	22,064

	Sep-30		Dec-31
	2006	2005	2005
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	3,787	2,800	2,113
Current maturities of loan from shareholder	160	160	160
Credit from Cornell Capital Partners L.P.	-	1,750	1,449
Accounts payable and accruals:
Trade	2,732	3,117	2,478
Deferred revenues	3,586	3,792	2,485
Other	4,217	4,687	4,670
Liabilities associated with assets held for sale	831	804	802

Total current liabilities	15,313	17,110	14,157

LONG-TERM LIABILITIES:
Loans from Related Parties (net of current maturities)	461	225	236
Loans and other liabilities (net of current
maturities)	2,000	-	1,500
Accrued severance pay	2,215	2,086	2,072

Total long-term liabilities	4,676	2,311	3,808

Total liabilities	19,989	19,421	17,965

SHAREHOLDERS' EQUITY (*)	1,183	3,172	4,099

Total liabilities and shareholders' equity	21,172	22,593	22,064

(*) After reduction of $1,168 shares held in escrow

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	9 months ended		3 months ended		Year ended
	Sep-30		Sep-30		December 31,
	2006	2005	2006	2005	2005
	U.S. dollars in thousands (except per share data)

REVENUES	12,284	12,092	3,061	3,862	19,579

COST OF REVENUES	8,157	7,775	2,390	2,604	11,633

CHARGES ASSOCIATED WITH RAILWAYS OF INDIA	1,660	-	1,660	-	-

GROSS PROFIT	2,467	4,317	(989)	1,258	7,946

RESEARCH AND DEVELOPMENT
EXPENSES - net	2,038	1,129	533	519	2,039
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	3,039	2,146	995	544	3,583
General and administrative	1,468	991	579	280	1,127
Reorganization expenses	200	-	200	-	-

OPERATING INCOME (LOSS)	(4,278)	51	(3,296)	(85)	1,197

FINANCIAL EXPENSES - net	(829)	(299)	(472)	(126)	(437)
OTHER INCOME (EXPENSES) - net	(17)	25	(6)	10	7

INCOME (LOSS) BEFORE TAXES ON INCOME	(5,124)	(223)	(3,774)	(201)	767

TAXES ON INCOME	1	-	2	2	4

INCOME (LOSS) FOR THE PERIOD BEFOR DISCONTINUED
OPERATION	(5,125)	(223)	(3,776)	(203)	763

LOSS OF OPERATION OF DISCONTINUED COMPONENTS	(178)	(413)	(96)	(93)	(152)
NET LOSS ON DESPOSILE OF DISCONTINUED OPERATION	(501)	-	(501)	-	-

INCOME (LOSS) FOR THE PERIOD	(5,804)	(636)	(4,373)	(296)	611

AMORTIZATION DUE TO ACQUISITIONS	503	476	196	170	435
STOCK BASED COMPENSATION EXPENSES	483	-	165	-	-

EARNING (LOSS) BEFORE AMORTIZATION
AND DISCONTINUED OPERATION	(4,139)	253	(3,415)	(33)	1,198

EARNING (LOSS) PER SHARE - BASIC	(0.203)	(0.024)	(0.148)	(0.011)	0.023
EARNING (LOSS) PER SHARE -DILUTED	(0.203)	(0.024)	(0.148)	(0.011)	0.021
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE
BASIC (IN THOUSANDS)	28,529	26,000	29,516	26,500	26,500
DILUTED (IN THOUSANDS)	28,529	26,000	29,516	26,500	28,421